

Mail Stop 3030

June 20, 2017

Via E-mail
Thad A. Huston
Chief Financial Officer
LivaNova PLC
20 Eastbourne Terrace
London, United Kingdom W2 6LG

Re: LivaNova PLC
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 1-37599

Dear Mr. Huston:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management Discussion and Analysis of Financial Condition and Results of Operations

Business Franchises, page 50

1.   We note the significant differences in revenues and income from operations of your three segments on page F-56. In future filings, to enhance an investor's understanding of your results of operations, please consider providing a discussion of your segment results in addition to your consolidated results. Please refer to Item 303(a) of Regulation S-K and FRC 501.06.a regarding segment analysis.

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation, Use of Accounting Estimates and Significant Accounting Policies

Comprehensive Income and Foreign Currency Translations, page F-1 7

2.   We note your significant foreign operations and that you are a United Kingdom corporation reporting your financial statements in U.S. dollars. In future filings, please revise this note to disclose your functional currency as well as those of your significant foreign subsidiaries. Disclose your policy for determining the functional currency of foreign entities, and describe your accounting for foreign currency transactions – i.e., transactions denominated in a currency different from the functional currency. In addition, disclose your policy for foreign currency translation. Refer to ASC 235-10-50-1, ASC Topic 830 and FRC 501.09.b.

Note 18 – Commitments and Contingencies, page F-35

3.   Please revise your disclosure of the Baker, Miller et al matter on page F-36 in future filings to provide all the information required by ASC 450-20-50-4, including an estimate of the possible loss or a clear statement that such an estimate cannot be made.

Note 22 – Income Taxes, F-50

4.   On page F-52 you include a 'gain on sale of intellectual property' as a deferred tax liability while on page F-25 you show an asset titled 'taxes payable on inter-company transfers of property'. To help us better understand your disclosure, including the discussion on page F-53, please address the following:

- Clearly describe to us the transaction that resulted in the items being reflected on your balance sheet.
- Describe to us your accounting for the transaction, including the accounting literature on which you relied and provide sample journal entries.
- Explain why a taxes payable account is being reported as an asset.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery